UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Osiris Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Maryland	71-0881115
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

7015 Albert Einstein Drive Columbia, Maryland	21046
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.   ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Registrant’s Securities to be Registered.

Capital Stock

Osiris Therapeutics, Inc.’s (the “Registrant’s”) authorized capital stock consists of 72,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share. As of July 26, 2018, there were 34,525,886 shares of Common Stock and no shares of preferred stock issued and outstanding.

Common Stock.  The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights of the holders of any preferred stock of any class or series as may be designated by the Board of Directors of the Registrant (the “Board”) upon any issuance of the preferred stock.  Subject to any preferences of any class or series of stock hereafter classified or reclassified, each share of the Registrant’s common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders. Directors are elected by vote of a majority of votes cast, except that a plurality voting standard applies in a contested election. Stockholders do not have preemptive rights to purchase shares of stock.  Subject to any preferential dividend rights of any then-outstanding preferred stock, and subject to limitations on dividends prescribed by the Maryland General Corporation Law (the “MGCL”), the Registrant is permitted to pay dividends to its stockholders from time to time as authorized by the Board.  Upon the dissolution or liquidation of the Registrant, whether voluntary or involuntary, holders of the common stock will be entitled to receive all of the assets of the Registrant available for distribution to its stockholders, subject to any preferential rights of any then-outstanding preferred stock.

Preferred Stock.  No shares of preferred stock are outstanding or designated in any series.  The Board is authorized, without further stockholder action, to authorize and issue any of the 5,000,000 undesignated shares of preferred stock in one or more series and to fix the powers, preferences and relative, participating, optional and other special rights of each class or series of preferred stock, and the qualifications, limitations and restrictions thereof.  The issuance of any class or series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, impairing the liquidation rights of common stock, or delaying, deferring, or preventing a change in control of the Registrant.

The Articles of Restatement of the Registrant, as amended (the “Charter”), provides that the Board may reclassify any unissued shares of common stock and preferred stock from time to time in one or more classes or series of stock.

As permitted by the MGCL, the Board may authorize the issuance from time to time of shares of stock of the Registrant of any class or series, or securities or rights convertible into shares of its stock of any class or series, in each case whether now or hereafter authorized, for such consideration as the Board may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the Amended and Restated Bylaws of the Registrant (the “Bylaws”), without stockholder approval and without authority of the stockholders to vote otherwise.

The Bylaws provide that they may be amended either by the Board or by the affirmative vote of holders of a majority of the issued and outstanding shares of stock of the Registrant entitled to vote, provided that notice of the amendment is stated in the notice for the meeting.

Certain Voting Matters

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless such action is advised by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter.  The Charter of the Registrant provides that the foregoing items, if advised by the Board, may be approved by a majority of all the votes entitled to be cast on the matter.

Under the MGCL, a corporation may provide for cumulative voting in the election of directors in its charter.  However, the Charter of the Registrant does not permit cumulative voting in the election of directors.

As permitted by the MGCL, the Charter provides that the holders of common stock entitled to vote generally in the election of directors may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the corporation gives notice of the action not later than ten (10) days after the effective date of the action to each holder of the class of common stock and to each stockholder who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

Statutory Appraisal Rights

Under the MGCL, a stockholder may be entitled to demand and receive payment of the fair value of the stock held by the stockholder upon certain mergers and similar fundamental business transactions.  Appraisal rights are not available with respect to charter amendments that alter the contract rights of stockholders due to a provision in the Registrant’s Charter.  For so long as the Common Stock is listed on The Nasdaq Stock Exchange LLC or another national securities exchange, a provision of the MGCL would generally exempt the Registrant from the appraisal rights provisions of the MGCL.

Certain Provisions Regarding Change in Control

Anti-takeover provisions in the MGCL and in the corporate governance structure of the Registrant may have the effect of delaying, deferring or preventing a change in control of the Registrant, not approved by the Board.   These corporate governance structure provisions include, but are not limited to, the following:

•                  authorization of the Board to issue shares of preferred stock generally without stockholder approval;

•                  requirements that special meetings of stockholders may only be called by the chairman of the Board, upon request of stockholders holding at least 20% of the capital stock issued and outstanding, or upon a resolution adopted by, or an affirmative vote of, a majority of the Board; and

•                  requirements that stockholders of the Registrant comply with advance notice procedures in order to nominate candidates for election to the Board or to place stockholders’ proposals on the agenda for consideration at meetings of stockholders.

Business Combinations.  Maryland law generally prohibits “business combinations” between the Registrant and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.  Maryland law defines an interested stockholder as any person who beneficially owns 10% or more of the voting power of the corporation’s stock, or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then-outstanding voting stock.

After the five-year prohibition, any business combination between the corporation and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of the then-outstanding shares of voting stock, and two-thirds of the votes entitled to be cast by holders of the voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.  These super-majority vote requirements do not apply if the holders of the common stock receive a minimum price, as defined under Maryland law, for their stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

A person is not and will not become an interested stockholder, and therefore the business combination provisions will not apply to a Maryland corporation, if the board approved or approves in advance the transaction by which the person otherwise would have become an interested stockholder.  However, such approval may be conditional.  The statute also allows for various exemptions from its provisions through either a charter provision or a resolution of the Board, including the exemption of specifically identified or unidentified stockholders at any time before the time that the interested stockholder becomes an interested stockholder.  The Board of the Registrant has not exempted any business combinations, nor has it exempted any present or future interested stockholders, from these provisions. The Charter also does not provide any opt-out from the business combination provisions.

Control Share Acquisitions.  Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter.  Shares owned by the acquiror, or by officers or by directors who are employees of the Registrant are excluded from shares entitled to vote on the matter. “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power: one tenth or more but less than on third; one third or more but less than a majority; or a majority or more.  The Bylaws contain a provision exempting the Registrant from the “control share acquisition” provisions of the MGCL (Sections 3-701 through 3-709).

MGCL Subtitle 8.  Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”) permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and with at least three independent directors to elect to be subject to any or all of five provisions, notwithstanding any contrary provisions in the Charter:

•                  a classified board;

•                  a two-thirds vote requirement to remove a director;

•                  a requirement that the number of directors be fixed only by the vote of the directors;

•                  a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred rather than until the next annual meeting of stockholders as would otherwise be the case; and

•                  a majority requirement for the calling of a special meeting of stockholders.

An eligible Maryland corporation, including the Registrant, can elect into this statute by a provision in its charter or bylaws or by a resolution of its board of directors and without stockholder approval.  Pursuant to Subtitle 8, the Registrant has elected in its Charter and Bylaws to provide that vacancies on the Board may be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred.

The NASDAQ Global Market Listing

The Registrant has applied to list the Common Stock on The Nasdaq Global Market of The Nasdaq Stock Market LLC under the trading symbol “OSIR.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock of the Registrant is Philadelphia Stock Transfer, Inc. Its address is 2320 Haverford Road, Suite 230, Ardmore, Pennsylvania 19003, and its telephone number is 866-223-0448.

The foregoing description of the Registrant’s common stock does not purport to be complete and is qualified in its entirety by reference to the Charter and the Bylaws, copies of which are filed as exhibits hereto, and which are hereby incorporated herein by reference, as well as to the relevant provisions of Maryland law, including the MGCL.

Item 2. Exhibits.

Exhibit
Number	Description

3.1

Articles of Restatement of the Registrant as filed with the State Department of Assessments and Taxation of Maryland on June 4, 2010 (Incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Registrant with the SEC on August 6, 2010).

3.2

Articles of Amendment of the Registrant as filed with the State Department of Assessments and Taxation of Maryland on June 10, 2015 (Incorporated herein by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by the Registrant with the SEC on March 28, 2018).

3.3

Articles of Merger between Osiris Therapeutics, Inc., a Delaware corporation, and Osiris Maryland, Inc., a Maryland corporation, as survivor, changing the name of “Osiris Maryland, Inc.” to “Osiris Therapeutics, Inc.” as filed with the State Department of Assessments and Taxation of Maryland on May 27, 2010, and effective May 31, 2010 (Incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Registrant with the SEC on June 2, 2010).

3.4	Articles of Amendment of the Registrant as filed with the State Department of Assessments and Taxation of Maryland on June 28, 2018.

3.5	Amended and Restated Bylaws of the Registrant.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Osiris Therapeutics, Inc.

	By:	/s/ Jason Keefer
	Name:	Jason Keefer
	Title:	Interim President and Chief Executive Officer
Dated: July 27, 2018